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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68473

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 Third Avenue, 25th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	404-841-1010	angela@mastercompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer
(Name – if individual, state last, first, and middle name)

1600 Hwy 6, Ste 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

07/14/20	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James McCarvill _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCP Securities, LLC _____, as of 12/31 _____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE BARR BROOKS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BR5042457
Qualified in Westchester County
My Commission Expires: 10/5/2023

Notary Public

Signature: *James J McCarvill, Jr.*

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCP SECURITIES, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2021

MCP Securities, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2021



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
MCP Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of MCP Securities, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in members' equity, and statement of cash flows for the year then ended, December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Restatement of Member's Equity

As discussed in Note 10 to the financial statements, the Company has restated its opening member's equity balance.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Dunes Securities Corporation's financial statements. The supplemental information is the responsibility of Dunes Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC
We have served as MCP Securities, LLC's auditor since 2021.
Sugar Land, TX
March 31, 2022

MCP Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2021

ASSETS

Cash	$	1,090,763
Accounts receivable, net		5,582,851
Due from related parties		520
Prepaid expenses		53,394
Deposits		76,406
Right of use asset		422,519
Fixed assets, net		31,738
Intangible assets		8,750
TOTAL ASSETS	**$**	**7,266,941**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	303,594
Lease liability		484,512
Paycheck protection program loan		235,086
Unearned revenue		50,000
TOTAL LIABILITIES	**$**	**1,073,192**
MEMBER'S EQUITY	**$**	**6,193,749**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**7,266,941**

See notes to the financial statements.

MCP Securities, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUES

Investment banking fees	$	86,583,716
Success fees		1,628,627
Retainers		120,000
TOTAL REVENUES		**88,332,343**

EXPENSES

Compensation & benefits	88,058,415
Professional Fees	109,003
Regulatory Fees	376,737
Technology, data, & communications	152,673
Travel & entertainment	48,471
Occupancy & equipment	260,124
Other expenses	40,578
TOTAL EXPENSES	**89,046,001**

OTHER INCOME

PPP Loan Forgiveness		180,300
Interest Income		102,798
NET LOSS	$	**(430,561)**

See notes to the financial statements.

MCP Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2021

BALANCE AT DECEMBER 31, 2020 (Originally Stated)	$	**2,412,810**
Prior period adjustment (see Note 10)		5,295,500
BALANCE AT JANUARY 1, 2021 (restated)		**7,708,310**
Distributions		(1,084,000)
Net Loss		(430,561)
BALANCE AT DECEMBER 31, 2021	$	**6,193,749**

MCP Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(430,561)
Forgiveness of paycheck protection program loan		(180,300)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation of fixed assets		5,123
Prepaid expenses		(30,487)
Accounts receivable		1,681,082
Deposits		26,789
Right of use asset		218,878
Accounts payable & accrued expenses		203,268
Lease liability		(169,656)
Unearned revenue		50,000
Net Cash Provided by Operating Activities		**1,374,136**

CASH FLOWS FROM INVESTING ACTIVITIES

CRD Deposit	861
Purchase of Fixed Assets	(4,673)
Intangible Assets	(8,750)
Net Cash Used in Investing Activities	**(12,562)**

CASH FLOWS FROM FINANCING ACTIVITIES

Payroll protection program loan	235,086
Distributions	(1,084,000)
Net Cash Used in Financing Activities	**(848,914)**

NET INCREASE IN CASH		**512,660**
CASH AT BEGINNING OF YEAR		**578,103**
CASH BALANCE AT DECEMBER 31, 2021	$	**1,090,763**

See notes to the financial statements.

MCP Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

1. Organization and Nature of Business

MCP Securities, LLC (the Company) was organized as a Delaware Limited Liability Company in December 2009 and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of McCarvill Capital Partners, LLC (Parent). The Member purchased the Company in April 2016. The Company's primary purpose is to provide funding for private placement of securities.

2. Significant Accounting and Reporting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2021, and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2021, the Company had no cash equivalents.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments* , which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company's accounts receivable consist of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivable for any bed debts.

As such, the Company regularly reviews its accounts receivable for any debts based on analysis of the Company's collection experience, and customer worthiness. At December 31, 2021, the Company had $5,582,851 in net receivable from executed contracts. As of December 31, 2021, there was no balance in the allowance for doubtful accounts.

MCP Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

2. Significant Accounting and Reporting Policies - Continued

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquisition (M&A) services.

Investment banking and M&A services include agreements to provide advisory services to customers for which they will charge the customer fees. The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers, and acquisitions (M&A) (sell-side and buy-side), recapitalizations, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.

In certain engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up front payments paid solely in consideration of the engagement by the client or fees which are in relation to a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement, and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Nonrefundable retainer fees which are not linked to a specific period of time are recognized when all performance obligations are satisfied. The Company has evaluated its nonrefundable retainer payments to ensure the fees relate to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

Success fees are owed to the Company on the closing of a M&A transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. For the year ended December 31, 2021, success fee of $998,627 was recognized.

2. Significant Accounting and Reporting Policies - Continued

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2021. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2021. The Company is not currently under audit by any tax jurisdiction.

Coronavirus

In the second year of the COVID-19 coronavirus pandemic, the adverse impacts to global commercial activity has continued to contribute to significant volatility in the financial markets. Government imposed responses and other related recovery measures intended to control the spread of the disease have created a variety of unintended challenges and risks. As such, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages, and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

PPP Loan

In 2020, the Company borrowed $180,300 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The Company used the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2020. The loan of $180,300 was forgiven in full on March 4, 2021.
In 2021, the Company borrowed an additional $235,086 under the CARES Act through a second loan offered by the PPP. No determination has been made as to whether the Company will be eligible for forgiveness of this loan. The loan bears interest at a rate of 1% and is payable in monthly installments of principle and interest over twenty four months beginning six months from the date of the note. The loan may be paid at any time with no prepayment penalty. As of December 31, 2021, the Company has used the entirety of the proceeds of this loan to pay expenses covered by the PPP.

MCP Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

3. Fixed Assets, net

Fixed assets are recorded at cost less accumulated depreciation and amortization. Useful life of the website is three (3) years, computer & equipment is five (5) years, and the furniture is seven (7) years. Additions, improvements, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight line method over the estimated useful life of each depreciable asset.

A summary of Fixed Assets at December 31, 2021, is as follows:

Computer & Equipment	$ 37,650
Furniture	22,353
Total Fixed Assets	60,004
Accumulated Depreciation	(28,264)
Total Fixed Assets	$ 31,740

A summary of Intangible Assets at December 31, 2021, is as follows:

Website	$ 8,750
Accumulated Amortization	-
Total Intangible Assets	$ 8,750

Based on the carrying value of the intangible asset as of December 31, 2021, we estimate our amortization expense for the next five years will be as follows:

Year end December 31,	Amortization Expense
2022	2,916
2023	2,916
2024	2,917
Thereafter	-
	8,749

Depreciation and amortization expense for 2021 was $10,525.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2021, the Company had net capital of $675,175 which was $651,602 in excess of its required net capital of $23,573. The ratio of aggregate indebtedness to net capital was 52.37%.

5. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve months. All such leases are to be classified as either finance or operating. The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. This lease is classified as an operating lease. Leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus, for the Company's lease, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

During the period of January 2021 through May 2021, the lessor granted the Company payment deferral of $5,358 per month. This will be paid back during the period of January 2022 through May 2022 in the amount of $5,358 per month.

Amounts reported on the Balance Sheet as of December 31, 2021 were as follows:

Operating Lease - Right of Use Asset	$ 422,519
Operating Lease - Lease Liability	$ 484,512

Rent paid under this lease agreement was $203,595 for the year ended December 31, 2021. Future minimum rental payments under the office lease are as follows:

2022	$ 290,125
2023	200,320
Total	$ 490,445

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2021, end of 2021, and during 2021.

7. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Accounts Receivable

As of December 31, 2021, the Company had accounts receivable of $5,582,851, due from two customers, the Company has no allowance for bad debt as they believe the amounts are collectable.

9. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accrued expenses.

MCP Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

10. Restatement

The Company is restating its January 1, 2021 member's equity balance due to revenue that was earned and should have been recognized in 2020, but it wasn't recorded in 2020. This adjustment corrects the member's equity balance.

11. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2021, through the date of the issued financial statements. During that period, there were no significant subsequent events that required recording or disclosures in the December 31, 2021, financial statements.

MCP Securities, LLC

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
As of December 31, 2021

SUPPLEMENTAL

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	6,193,749
PLUS:		
PPP Loan		235,086
ADJUSTED NET WORTH		**6,428,835**
LESS:		
Non-Allowable Assets		
Fixed Assets, net		(40,489)
Prepaid Expenses		(53,395)
Deposits		(76,406)
Accounts Receivable		(5,583,370)
Total Non-Allowable Assets		(5,753,660)
TENTATIVE NET CAPITAL	$	**675,175**
HAIRCUTS ON SECURITIES		**-**
NET CAPITAL	$	**675,175**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)		23,573
EXCESS NET CAPITAL	$	**651,602**
TOTAL AGGREGATE INDEBTEDNESS		**353,594**
MINIMUM NET CAPITAL BASED ON AI		**23,573**
PERCENTAGE OF NET CAPITAL TO AI		**52.37%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

MCP Securities, LLC

SCHEDULE II

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2021

SUPPLEMENTAL

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

MCP Securities, LLC

SCHEDULE III
Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3
For the Year Ended December 31, 2021

SUPPLEMENTAL

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

See accompanying report of independent registered public accounting firm.



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Member
of MCP Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which MCP Securities, Inc (the Company)

1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the business activities are exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
March 31, 2022

www.tpscpas.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

MCP Securities
LLC Exemption
Report

MCP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(**1**) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.
       15c3-3, and

    (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively private placements of securities (excluding EB-5 and Regulation A+) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
    (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, James J. McCarvill, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature: James J McCarvill Jr.]

By: James J. McCarvill, Jr.
Title: MCP Securities, LLC

2/17/22



TPS THAYER
Certified Public Accountants

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures

Director and Member
MCP Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by MCP Securities, LLC(Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $0.00.
2. Compared audited Total Revenue for the period of January 01, 2021 through December 31, 2021 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an overpayment.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
March 31, 2022

MCP Securities, LLC

SIPC Reconciliation Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2021

SIPC Reconciliation

Total revenue						88,615,441
Deductions						-
SIPC net operating revenues						88,615,441
Amount due per general assessment @ 0.0015						$ 132,923

Form	Filing date	Check number	Filed/paid to	Date Cleared	Amount paid	
SIPC 6	7/22/2021	Wire	SIPC	7/30/2021	$ 6,045	
SIPC 7	1/21/2022	292	SIPC	2/3/2022	$ 134,821	

Total amount paid	$ 140,866
Overpayment (Underpayment)	$ 7,943

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-68473 FINRA December

MCP Securities, LLC
777 Third Ave, 25th Floor
New York, New York 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Angela Hajek 404-841-1010

WORKING COPY

2. A. General Assessment (item 2e from page 2) $140,866

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,045)

7/30/21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 134,821

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $134,821

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $134,821

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCP Securities, LLC
(Name of Corporation, Partnership or other organization)

James J McCarroll, Jr.
(Authorized Signature)

(Title)

Dated the 24 day of January, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 93,910,941
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 93,910,941
2e. General Assessment @ .0015	$ 140,866

(to page 1, line 2.A.)